Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(b)
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)


Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007 and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information

In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

Participants in the Solicitation

JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.

                                      * * *

[The following is an email that was sent to employees of The Bear Stearns Companies Inc.]

This is a reminder to all employees to vote your shares of Bear Stearns common stock.

   o If your shares are held in the ESOP or if you hold CAP Units granted under The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors or RSUs granted under The Bear Stearns Companies Inc. Restricted Stock Unit Plan and the shares of Bear Stearns common stock underlying such CAP Units and RSUs are held in The Bear Stearns Companies Inc. 2008 Trust, the deadline for you to take action (by Internet, phone or mail) is FRIDAY, MAY 23.

   o If you hold shares of Bear Stearns common stock, including restricted stock in the name of Bear Stearns (other than through the ESOP or the 2008 Trust), the deadline for voting by Internet and phone is WEDNESDAY, MAY 28.

Please click here for important information and voting instructions contained in the original BearFlash.